Transfer Notice

To: Yang Li (the “Transferor”)
From: Li Sun (the “Transferee”)

I refer to the Share Transfer Agreement (the “Share Transfer Agreement”) dated April 28, 2009 made between you, as Transferor, and me, as Transferee.  Terms defined in the Share Transfer Agreement shall have the same meaning as used herein.

I hereby give you notice that I, as the Transferee, will transfer to Zhige Zhang the Option, expressed in terms of the number of Option Shares represented by the Option transferred in accordance with the terms and conditions of the Share Transfer Agreement.

Transferee	Nominee	Option Shares Represented
Li Sun	Zhige Zhang	1,800

Dated March 30, 2011

Yours faithfully,

/s/ Li Sun
Name: Li Sun, Transferee